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                July 31, 2020

       Jeffrey Farber
       Chief Financial Officer
       The Hanover Insurance Group, Inc.
       440 Lincoln Street
       Worcester, Massachusetts 01653

                                                        Re: The Hanover
Insurance Group, Inc.
                                                            December 31, 2019
Form 10-K
                                                            Filed February 24,
2020
                                                            File No. 001-13754

       Dear Mr. Farber:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                Sincerely,


                Division of Corporation Finance

                Office of Finance